Mail Stop 4561

May 8, 2007

Stuart Turk, President
On the Go Healthcare, Inc.
85 Corstate Avenue, Unit #1
Concord, Ontario
Canada L4K 4Y2

> **RE: On the Go Healthcare, Inc.**
> **Registration Statement on Form SB-2/A**
> **Filed on April 19, 2007**
> **Commission File No. 333-140005**

Dear Mr. Turk:

We have reviewed your amended filing and have the following comments.

<u>General</u>

1. We are currently unable to concur in your view that the offering proposed by Mr. Turk should not be viewed as a primary offering. We continue to evaluate your response to prior comment 1 of our letter dated April 9, 2007. Please provide the additional information requested below to assist us in our analysis. We note that the number of shares proposed to be offered for Mr. Turk's account remains very large in relation to the number of shares issued and currently held by non-affiliates.

2. We note a substantial increase in the number of shares outstanding since the filing of the Form SB-2/A on March 20, 2007. In your response letter, please provide us with materially complete descriptions of the issuances of securities subsequent to those included and reported upon in the most recent balance sheet included in a periodic filing.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc.   Amy Trombly, Esq.
           by facsimile: 617-243-0066